                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 12)*


                            DOLE FOOD COMPANY, INC.
           --------------------------------------------------------
                               (Name of Issuer)


                                Common Stock
           --------------------------------------------------------
                        (Title of Class of Securities)


                                256605-10-5
           --------------------------------------------------------
                               (CUSIP Number)


                               Roberta Wieman
                   10900 Wilshire Boulevard, 16th Floor
                           Los Angeles, CA 90024
                               (213) 879-6600
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                August 6, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 256605-10-5                                   Page  2  of  8  Pages
          -----------


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         David H. Murdock
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

         N/A
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         U.S.
- -------------------------------------------------------------------------------
                              (7) Sole Voting Power

                                     13,864,278
   NUMBER OF                      ---------------------------------------------
     SHARES                   (8) Shared Voting Power
  BENEFICIALLY
    OWNED BY                      ---------------------------------------------
     EACH                     (9) Sole Dispositive Power
   REPORTING
    PERSON                           13,864,278
     WITH                         ---------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         13,864,278
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes                 / /
     Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         23.0%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 256605-10-5                                   Page  3  of  8  Pages
          -----------


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Flexi-Van Corporation
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

         N/A
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Delaware
- -------------------------------------------------------------------------------
                              (7) Sole Voting Power

                                     1,240,310
   NUMBER OF                      ---------------------------------------------
     SHARES                   (8) Shared Voting Power
  BENEFICIALLY
    OWNED BY                      ---------------------------------------------
     EACH                     (9) Sole Dispositive Power
   REPORTING
    PERSON                           1,240,310
     WITH                         ---------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,240,310
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes                 / /
     Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         2.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

         CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 256605-10-5                                   Page  4  of  8  Pages
          -----------


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Flexi-Van Leasing, Inc.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

         N/A
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Delaware
- -------------------------------------------------------------------------------
                              (7) Sole Voting Power

                                     1,240,310
   NUMBER OF                      ---------------------------------------------
     SHARES                   (8) Shared Voting Power
  BENEFICIALLY
    OWNED BY                      ---------------------------------------------
     EACH                     (9) Sole Dispositive Power
   REPORTING
    PERSON                           1,240,310
     WITH                         ---------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,240,310
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes                 / /
     Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         2.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

         CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 256605-10-5                                   Page  5  of  8  Pages
          -----------


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Flexi-Van Delaware, Inc.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  /X/

- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

         N/A
- -------------------------------------------------------------------------------
 (5) Check box if Disclosure of Legal Proceedings is Required               / /
     Pursuant to Items 2(d) or 2(e)

- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

         Delaware
- -------------------------------------------------------------------------------
                              (7) Sole Voting Power

                                     1,240,310
   NUMBER OF                      ---------------------------------------------
     SHARES                   (8) Shared Voting Power
  BENEFICIALLY
    OWNED BY                      ---------------------------------------------
     EACH                     (9) Sole Dispositive Power
   REPORTING
    PERSON                           1,240,310
     WITH                         ---------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         1,240,310
- -------------------------------------------------------------------------------
(12) Check box if the Aggregate Amount in Row (11) Excludes                 / /
     Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         2.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

         CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 6 of 8 Pages


This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc., is hereby further amended with respect to the items set forth below. This amendment is being filed to update certain information from the previous amendment, including certain changes in the information provided regarding the purpose of the transaction.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is hereby amended in its entirety by substituting the following:

This Statement relates to the Common Stock of Dole Food Company, Inc. ("Dole"), a Hawaii corporation, whose principal executive offices are located at 31365 Oak Crest Drive, Westlake Village, California 91361. On August 2, 1996, Dole had outstanding 60,074,421 shares of Common Stock, according to information provided by Dole as of such date.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended in its entirety by substituting the following:

Mr. Murdock intends to offer for sale up to 2,500,000 shares (2,875,000 if the underwriting over-allotment option is exercised in full) of Common Stock of Dole directly to investors. In addition, Mr. Murdock intends to offer up to 2,500,000 additional shares (2,875,000 if the underwriting over-allotment option is exercised in full) of Common Stock of Dole that may be delivered by the Dole Food Automatic Common Exchange Security Trust (the "Trust") to holders of Automatic Common Exchange Securities of the Trust upon exchange of such securities in 1999. An amended Registration Statement with respect to such offerings was filed on August 5, 1996 with the Securities and Exchange Commission. The Trust is a newly organized, three-year term trust established to hold a portfolio of stripped U.S. Treasury securities maturing quarterly during the term of the Trust and a forward purchase contract with Mr. Murdock relating to the shares of Common Stock of Dole. The respective closings of the offerings of the Automatic Common Exchange Securities and the Common Stock are not dependent on one another. These shares are being sold to afford Mr. Murdock more liquidity in his real estate and investment portfolio and to reduce debt.

Mr. Murdock continues to regard the Dole stock as an attractive investment. Based on his continuing evaluation of Dole, alternative investment opportunities and all other factors deemed relevant, he may in the future elect to sell all or a portion of his remaining Dole shares or, assuming the availability of additional shares at prices regarded as acceptable, and subject to applicable law, elect to acquire additional shares of Dole for investment on the open market or in privately negotiated transactions.

                                                           Page 7 of 8 Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by inserting the following:

The Murdock Trust and Mr. Murdock expect to enter into a firm commitment underwriting agreement with Goldman, Sachs & Co. with respect to up to 2,875,000 shares to be offered to investors. In addition, Mr. Murdock also expects to enter into a Purchase Agreement with the Trust relating to the 2,875,000 additional shares that may be delivered by the Trust. See Exhibit 3 for the form of the Purchase Agreement. Mr. Murdock expects to be a party to the Underwriting Agreement among the Trust, Goldman, Sachs & Co. and himself relating to the Automatic Common Exchange Securities. See Exhibit 4 for the form of such Underwriting Agreement. Mr. Murdock expects to enter into a Collateral Agreement with the Bank of New York as collateral agent. See
Exhibit 5 for the form of Collateral Agreement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended by inserting the following paragraph:

Exhibit 3.  Form of Purchase Agreement between the Trust and Mr. Murdock.

Exhibit 4. Form of Underwriting Agreement among Goldman, Sachs & Co., Mr. Murdock and the Trust.

Exhibit 5. Form of Collateral Agreement among Mr. Murdock and the Bank of New York, as collateral agent, and the Trust.

                                                           Page 8 of 8 Pages


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated this 6th day of August, 1996.


Flexi-Van Corporation
Flexi-Van Leasing, Inc.
Flexi-Van Delaware, Inc.




By: /s/ David H. Murdock
    ---------------------------------
    David H. Murdock, as Chairman of the Board
    and Chief Executive Officer of each of such
    companies




By: /s/ David H. Murdock
    ---------------------------------
    David H. Murdock, as an individual and as
    Trustee of the David H. Murdock Living
    Trust, dated May 28, 1996, as amended